UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT Of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-12043

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO. INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.

85 Broad Street

New York NY 10004

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

Financial Report

December 31, 2012

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Participants and the Administrator

Oppenheimer & Co. Inc.

401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2012 and 2011 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012 is presented for the purpose of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan

June 24, 2013

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Net Assets Available for Plan Benefits

	December 31
	2012	2011
Assets
Participant-directed investments:
Money market funds	$35,062,001	$30,273,122
Mutual funds	208,012,158	177,439,925
Oppenheimer Holdings Inc. - Common stock	22,571,700	20,401,324
Cash surrender value of life insurance policies	456,531	430,049

Total investments at fair value	266,102,390	228,544,420
Contributions receivable - Employer	1,333,628	2,321,010
Cash	22,385	27,098
Participant notes receivable	6,529,932	6,198,980

Net Assets Available for Plan Benefits	$273,988,335	$237,091,508

See Notes to Financial Statements.	2

Oppenheimer & Co. Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

`	Year Ended December 31
	2012	2011
Additions
Contributions:
Employees	$20,822,972	$21,298,572
Employer	1,247,307	2,277,929
Rollover	2,477,209	2,477,592

Total contributions	24,547,488	26,054,093

Investment income (loss):
Interest and dividends	6,908,821	4,568,068
Net realized and unrealized gains (losses):
Mutual funds	21,073,757	(9,061,296)
Oppenheimer Holdings Inc. - Common stock	1,717,454	(10,288,257)

Total investment income (loss)	29,700,032	(14,781,485)
Interest from participant notes receivable	301,727	320,633

Total additions - Net	54,549,247	11,593,241

Deductions
Benefits paid to participants and beneficiaries	17,556,927	22,858,848
Administrative expenses	82,133	76,088
Life insurance premiums	13,360	13,360

Total deductions	17,652,420	22,948,296

Net Increase (Decrease) in Net Assets Available for Plan Benefits	36,896,827	(11,355,055)

Net Assets Available for Plan Benefits
Beginning of year	237,091,508	248,446,563

End of year	$273,988,335	$237,091,508

See Notes to Financial Statements.	3

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 1 - Description of the Plan

The following description of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the “Company”). Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire. Participants who are at least 18 years of age and who have completed one year of service and are employed on the last day of the Plan year shall be eligible to receive a discretionary contribution from the Company.

During the Plan years ended December 31, 2012 and 2011, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50 percent of compensation subject to tax deferral limitations established by the Internal Revenue Code. Participants who have reached the age of 50 by the end of the Plan year may also make catch-up contributions to the maximum allowed by the Plan. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan (excluding any after-tax contributions) or IRAs.

The Company may contribute to the Plan a discretionary amount (the “Employer Discretionary Contribution”). The Employer Discretionary Contribution is determined by the Company’s Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2012 were determined as follows:

•	1.0% of the first $40,000 of a participant’s compensation

•	0.4% of the next $25,000 of a participant’s compensation

•	0.4% of the next $35,000 of a participant’s compensation

•	0.1% of the next $65,000 of a participant’s compensation

Employer Discretionary Contributions, including amounts allocated for rebates received, for the year ended December 31, 2011 were determined as follows:

•	1.50% of the first $40,000 of a participant’s compensation

•	0.65% of the next $25,000 of a participant’s compensation

•	0.6725% of the next $35,000 of a participant’s compensation

•	0.1575% of the next $65,000 of a participant’s compensation

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 1 - Description of the Plan (Continued)

The Plan receives rebates of certain mutual fund stockholder service fees. These rebates are placed in a non-settlor account. All amounts in the Plan’s non-settlor account will be allocated to participants based on the formula outlined above.

To the extent that the total amount in the Plan’s non-settlor account is less than the amount to be allocated, the Company will make up the shortfall. For the year ended December 31, 2012, the total Employer Discretionary Contribution was $1,663,665, of which $330,037 was allocated from rebate amounts and the remaining was contributed by the Company. For the year ended December 31, 2011, the total Employer Discretionary Contribution was $2,592,062, of which $271,052 was allocated from rebate amounts and the remaining was contributed by the Company.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and rollovers and the income derived from the investment of such contributions.

Participants will be vested in Employer Discretionary Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage, except years of service before the Plan was restated in 1991.

At December 31, 2012 and 2011, forfeited non-vested accounts totaled $198,456 and $413,572, respectively. These accounts will be used to reduce future employer contributions.

Notwithstanding the vesting schedule specified above, a participant shall be 100 percent vested in his or her Employer Discretionary Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 1 - Description of the Plan (Continued)

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination of the Plan, participants become 100 percent vested in their accounts.

Participant Notes Receivable - Active participants may borrow from their account balances and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance. Interest is stated at a reasonable rate determined on the note date. The notes receivable and interest repayments are reinvested in accordance with the participant’s current investment selection.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation - The Plan’s investments are stated at fair value. Life insurance contracts are valued at fair value based on the cash surrender value of the policies. All other investments are valued based on quoted market prices. See Note 5 for additional information.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 2 - Summary of Significant Accounting Policies (Continued)

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2012	December 31, 2011
Investments - At fair value:
Growth Fund of America	$19,648,717	$17,548,150
Washington Mutual Investors Fund	21,504,221	20,263,186
Advantage Primary Liquidity Fund	30,255,833	26,902,985
Oppenheimer Holdings Inc. - Common stock	22,571,700	20,401,324
Wells Fargo Advantage Small Cap Value Fund	16,195,146	14,848,779
Vanguard Interim Term Treasury	13,151,026	12,965,957
EuroPacific Growth Fund	22,841,856	19,164,895

Note 4 - Tax Status

The Plan obtained its latest determination letter on June 24, 2010, in which the Internal Revenue Service stated that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 4 - Tax Status (Continued)

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

Note 5 - Fair Value

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2012 and 2011 and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 5 - Fair Value (Continued)

Assets at Fair Value as of December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2012
Mutual funds:
U.S. equities	$112,146,065	$—	$112,146,065
International equitites	40,490,126	—	40,490,126
World allocation funds	24,282,464	—	24,282,464
Bond and fixed-income investments	31,093,503	—	31,093,503
Common stock - Oppenheimer Holdings Inc.	22,571,700	—	22,571,700
Short-term investments - Money market funds	35,062,001	—	35,062,001
Cash surrender value life insurance policies	—	456,531	456,531

Total assets at fair value	$265,645,859	$456,531	$266,102,390

Assets at Fair Value as of December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance at December 31, 2011
Mutual funds:
U.S. equities	$96,955,971	$—	$96,955,971
International equitites	32,657,585	—	32,657,585
World allocation funds	20,210,485	—	20,210,485
Bond and fixed-income investments	27,615,884	—	27,615,884
Common stock - Oppenheimer Holdings Inc.	20,401,324	—	20,401,324
Short-term investments - Money market funds	30,273,122	—	30,273,122
Cash surrender value life insurance policies	—	430,049	430,049

Total assets at fair value	$228,114,371	$430,049	$228,544,420

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements December 31, 2012 and 2011

Note 5 - Fair Value (Continued)

The Plan also holds other assets not measured at fair value on a recurring basis, including contributions receivable, participant notes receivable, and cash. The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity. Under the fair value hierarchy, these financial instruments are valued primarily using Level 2 inputs.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period. There were no significant transfers between levels of the fair value hierarchy during 2012 and 2011.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year Form 5500, Schedule H, Item 4i EIN 13-5657518, Plan Number 001 December 31, 2012

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. - Common stock**	*	$22,571,700
Reich & Tang	Advantage Primary Liquidity Fund - Money market fund	*	30,255,833
Federated	Governmental Obligations Institutional - Money market fund	*	4,744,683
DWS Money Market Inst	DWS Money Market Ints - Money market fund	*	61,485
Artisan Investments	Artisan Mid Cap Fund - Mutual fund	*	11,264,859
American Funds	Growth Fund of America - Mutual fund	*	19,648,717
Columbia	Columbia Dividend Fund A - Mutual fund	*	1,859,034
Columbia	Columbia Large Cap Index - Mutual fund	*	12,544,964
Delaware	Delaware Infl-Prof Bond Fund - Mutual fund	*	3,856,213
American Funds	EuroPacific Growth Fund - Mutual fund	*	22,841,856
First Eagle	First Eagle Global Fund - Mutual fund	*	2,963,069
Invesco	Invesco Small Cap Growth Fund - Mutual fund	*	7,552,992
Invesco	Invesco Real Estate Fund - Mutual fund	*	10,613,346
IVA	IVA Worldwide Fund - Mutual fund	*	10,318,902
Ivy	Ivy Assett Strategy Fund - Mutual fund	*	11,000,493
Janus	Janus Forty Fund - Mutual fund	*	1,410,172
JPMorgan	JPMorgan Core Bond Fund - Mutual fund	*	4,806,319
Loomis Sayles	Loomis Sayles Bond Fund - Mutual fund	*	9,279,945
MFS Investment Management	MFS International New Discovery Fund - Mutual fund	*	9,089,945
Oakmark	Oakmark Equity & Income Fund - Mutual fund	*	2,112,518
Oppenheimer Funds Inc.	Oppenheimer Developing Markets - Mutual fund	*	8,558,325
Perkins	Perkins Mid Cap Value - Mutual fund	*	892,013
Vanguard	Vanguard Interim Term Treasury - Mutual fund	*	13,151,026
Wells Fargo	Wells Fargo Adv Growth Admin - Mutual fund	*	6,548,082
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual fund	*	16,195,146
Washington Mutual	Washington Mutual Investors Fund - Mutual fund	*	21,504,222
Insurance contracts	Policy Number 4000364	*	96,741
	Policy Number 4000306	*	88,229
	Policy Number 4000338	*	20,600
	Policy Number 4000335	*	5,334
	Policy Number 4000370	*	113,404
	Policy Number 4000371	*	108,584
	Policy Number 4000353	*	14,470
	Policy Number 4000347	*	9,169
Participants	Participant notes receivable, with interest rates ranging from 4.25 percent to 9.11 percent	—	6,529,932

	Total		$272,632,322

*	Cost information not required
**	Party-in-interest, as defined by ERISA

Schedule 1	Page 1

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Lenore Denys

Lenore Denys, as Managing Director of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 24, 2013

EXHIBIT INDEX

Exhibit 23 - Consent of Independent Registered Public Accounting Firm